CUSIP No. 30162V102

SCHEDULE 13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Exela Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30162V102

(CUSIP Number)

Andrej Jonovic

HandsOn Global Management

8550 West Desert Inn Road, Suite 102-452

Las Vegas, Nevada 89117

424-268-8900

With a copy to:

Maurice M. Lefkort

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

212-728-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 25, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement on Schedule 13D (this “Schedule 13D”), and is filing this schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HandsOn Global Management LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 78,636,415

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,250,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 78,636,415

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 51.1% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC, plus 430,698 shares of Common Stock issuable upon settlement of restricted stock units held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Par Chadha

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 78,636,415

	9	Sole Dispositive Power 150,142

	10	Shared Dispositive Power 76,460,365

11	Aggregate Amount Beneficially Owned by Each Reporting Person 78,636,415

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 51.1% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC, plus 430,698 shares of Common Stock issuable upon settlement of restricted stock units held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HOF 2 LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO; WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 74,792,421

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 74,792,421

11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,792,421

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 48.8% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HOVS LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO; WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 74,764,907

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 74,764,907

11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,764,907

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 48.7% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HOV Services Ltd

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization India

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 74,764,907

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 74,764,907

11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,764,907

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 48.7% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Adesi 234 LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO; WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 74,723,635

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 74,723,635

11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,723,635

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 48.7% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HandsOn Fund 4 I LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 74,558,549

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 74,558,549

11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,558,549

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 48.6% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HOV Capital III LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 74,558,549

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 74,558,549

11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,558,549

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 48.6% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ex-Sigma 2 LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 74,558,549

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 74,558,549

11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,558,549

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 48.6% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ex-Sigma LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 74,558,549

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 74,558,549

11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,558,549

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 48.6% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Surinder Rametra

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 412,716

	9	Sole Dispositive Power 412,716

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 412,716

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.3% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q.

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Pidgin Associates LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 288,901

	9	Sole Dispositive Power 288,901

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 288,901

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.2% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q.

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) SoNino LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 247,630

	9	Sole Dispositive Power 247,630

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 247,630

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.1% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q.

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Beigam Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 247,630

	9	Sole Dispositive Power 247,630

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 247,630

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.1% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q.

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ron Cogburn

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 198,757

	9	Sole Dispositive Power 198,757

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 198,757

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.1% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q, plus 185,000 shares of Common Stock issuable upon settlement of restricted stock units and exercise of options held by the Reporting Person.

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Shadow Pond LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 178,844

	9	Sole Dispositive Power 178,844

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 178,844

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.1% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q.

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) SunRaj LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 110,058

	9	Sole Dispositive Power 110,058

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 110,058

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 50.0% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q.

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Rifles Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 82,543

	9	Sole Dispositive Power 82,543

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 82,543

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.1% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q.

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Andrej Jonovic

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Serbia; Sweden

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 71,272

	9	Sole Dispositive Power 71,272

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,272

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q.

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HandsOn 3, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 46,500

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 46,500

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,500

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q.

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Kanwar Chadha

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 13,757

	9	Sole Dispositive Power 13,757

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,757

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q.

CUSIP No. 30162V102

The information in this Amendment No. 5 to Schedule 13D (this “Fifth Amendment” or this “13D/A”) amends the Schedule 13D (the “Initial Schedule 13D”) filed with the U.S. Securities and Exchange Commission (the “SEC”) by Mr. Par Chadha, HandsOn Global Management, LLC, a Delaware limited liability company (“HGM”), Ex-Sigma 2 LLC, a Delaware limited liability company (“Ex-Sigma 2”), Ex-Sigma LLC, a Delaware limited liability company (“Ex-Sigma”), HOVS LLC, a Delaware limited liability company (“HOVS”), HandsOn Fund 4 I, LLC, a Nevada limited liability company (“HOF 4”), HOV Capital III, LLC, a Nevada limited liability company (“HOV 3”), HOV Services Ltd., an Indian limited company (“HOV Services”), Adesi 234 LLC, a Nevada limited liability company (“Adesi”), HOF 2 LLC, a Nevada limited liability company (“HOF 2” and together with Mr. Chadha, Ex-Sigma, Ex-Sigma 2, HGM, HOVS, HOV Services, HOF 4, HOV 3, and Adesi, the “Initial Reporting Persons”) on July 24, 2017, relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Exela Technologies, Inc. (the “Issuer”), as amended by Amendment No. 1 to Schedule 13D filed by the Initial Reporting Persons on April 16, 2018, Amendment No. 2 to Schedule 13D filed by the Initial Reporting Persons and HandsOn 3, LLC, a Nevada limited liability company and an affiliate of the Initial Reporting Persons (“HOF 3 and together with the Initial Reporting Persons the “Amended Reporting Persons”)  on June 20, 2018, Amendment No. 3 to Schedule 13D filed by the Amended Reporting Persons on May 28, 2019 and Amendment No. 4 to Schedule 13D filed by the Amended Reporting Persons on June 26, 2019 (the “Prior Amendments”).

This Fifth Amendment is filed to provide additional information on entities that have joined the group pursuant a Voting Agreement (the “Voting Agreement”) by and among SoNino LLC, The Beigam Trust, The Rifles Trust, SunRaj LLC, Pidgin Associates LLC, Andrej Jonovic, Shadow Pond LLC, Ron Cogburn, Kanwar Chadha and Surinder Rametra (collectively, the “Voting Agreement Parties”) and certain of the Amended Reporting Persons (together with the Voting Agreement Parties, the “Reporting Persons”).

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

The persons filing this Schedule 13D are Mr. Par Chadha, HandsOn Global Management, LLC, a Delaware limited liability company (“HGM”), Ex-Sigma 2 LLC, a Delaware limited liability company (“Ex-Sigma 2”), Ex-Sigma LLC, a Delaware limited liability company (“Ex-Sigma”),  HOVS LLC, a Delaware limited liability company (“HOVS”), HandsOn Fund 4 I, LLC, a Nevada limited liability company (“HOF 4”), HOV Capital III, LLC, a Nevada limited liability company (“HOV 3”), HOV Services Ltd., an Indian limited company (“HOV Services”), Adesi 234 LLC, a Nevada limited liability company (“Adesi”), HOF 2 LLC, a Nevada limited liability company (“HOF 2”), HandsOn 3, LLC, a Nevada limited liability company (“HOF 3”) SoNino LLC, a Nevada limited liability company (“SoNino”) Beigam Trust, a Nevada trust (“Beigam”), Rifles Trust, a Nevada trust (“Rifles”), SunRaj LLC, a California limited liability company (“SunRaj”), Pidgin Associates LLC, a Nevada limited liability company (“Pidgin”), Mr. Andrej Jonovic, Mr. Ron Cogburn, Mr. Kanwar Chadha, Mr. Surinder Rametra and Shadow Pond LLC, a Nevada limited liability company (“Shadow Pond” and together with Mr. Par Chadha, Ex-Sigma, Ex-Sigma 2, HGM, HOVS, HOV Services, HOF 4, HOV 3, Adesi, HOF 2, HOF 3, SoNino, Beigam, Rifles, SunRaj, Mr. Jonovic, Mr. Cogburn, Mr. Kanwar Chadha and Mr. Rametra, the “Reporting Persons”).

The principal business address of the Amended Reporting Persons, the Scheduled Persons (as defined below), Beigam, Rifles, Shadow Pond and Pidgin is 8550 West Desert Inn Road, Suite 102-452, Las Vegas, NV 89117. The principal address of Sonino is 29 Warner Rd., Grosse Pointe Farms, MI 48236.  The principal address of SunRaj is 4260 Pilon Point, San Diego, CA 92130.  The principal address of Surinder Rametra is 27 Riesling Court, Commack, NY 11725. The principal address of Mr. Kanwar Chadha is 31907 Calle El Potrero, Pauma Valley, CA 92061.

Schedule A hereto sets forth lists of all the directors/managers and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each Reporting Person.

The principal business of Ex-Sigma 2 is acting as a shareholder of the Issuer.  The principal business of Ex-Sigma is acting as the sole equityholder of Ex-Sigma 2.  The principal business of each of HOVS, HOF 4 and HOV 3 is acting as an equityholder of Ex-Sigma.  The principal business of HOV Services is providing information technology (“IT”) and IT enabled services as well as holding an indirect interest in Exela.  The principal business of each of Adesi and HOF 2 is acting as an equityholder of HOF 4 and HOV 3.  The principal business of HGM and principal occupation of Mr. Par Chadha is making private equity and related investments and in the case of Mr. Par Chadha serving as the Chairman of the Issuer. The principal business of each of SoNino and Shadow Pond is acting as a holding company of investments, including in the Issuer. The principal business of Rifles is acting as a trust. The principal occupation of Mr. Rametra is engaging in business.  The principal occupation of Mr. Jonovic is Executive Vice President of the Issuer and Managing Director of one or more Reporting Persons. The principal business of Beigam is acting as a trust. The principal business of SunRaj is management services. The principal business of Pidgin is consulting.  The principal occupation of Mr.

Kanwar Chadha is acting as a corporate officer.  The principal occupation of Mr. Cogburn is acting as the Chief Executive Officer of the Issuer.

The Reporting Persons have entered into a Joint Filing Agreement, dated July [•], 2019, a copy of which is attached as Exhibit 99.1 hereto, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Act.

None of the Reporting Persons, nor to the knowledge of the Reporting Persons, any Scheduled Person, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Mr. Par Chadha, Mr. Cogburn, Mr. Kanwar Chadha, and Mr. Rametra are each citizens of the United States of America. Mr. Jonovic is a citizen of Serbia and Sweden.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented as follows:

Each of the Voting Agreement Parties used personal funds to finance their purchases.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby supplemented as follows:

(a)-(b)

SoNino directly owns 247,630 shares of Common Stock, indirectly owns 1,019 units in Ex-Sigma and owns 474.85 Exchangeable Preferred Interests in Ex-Sigma that are exchangeable (if and/or when Ex-Sigma gains direct ownership over the shares currently held by Ex-Sigma 2) into 287,785.84 shares of Common Stock. Beigam directly owns 247,630 shares of Common Stock and owns 474.85 Exchangeable Preferred Interests in Ex-Sigma that are exchangeable (if and/or when Ex-Sigma gains direct ownership over the shares currently held by Ex-Sigma 2) into 287,785.84 shares of Common Stock. Rifles directly owns 82,543 shares of Common Stock and owns 158.28 Exchangeable Preferred Interests in Ex-Sigma that are exchangeable (if and/or when Ex-Sigma gains direct ownership over the shares currently held by Ex-Sigma 2) into 95,928.61 shares of Common Stock. SunRaj directly owns 110,058 shares of Common Stock, indirectly owns 1,000 units in Ex-Sigma and owns 211.04 Exchangeable Preferred Interests in Ex-Sigma that are exchangeable (if and/or when Ex-Sigma gains direct ownership over the shares currently held by Ex-Sigma 2) into 127,904.81 shares of Common Stock. Pidgin directly owns 288,901 shares of Common Stock, indirectly owns 108 units in Ex-Sigma and owns 553.988 Exchangeable Preferred Interests in Ex-Sigma that are exchangeable (if and/or when Ex-Sigma gains direct ownership over the shares currently held by Ex-Sigma 2) into 335,750.14 shares of Common Stock. Mr. Jonovic directly owns 71,272 shares of Common Stock and owns 79.14 Exchangeable Preferred Interests in Ex-Sigma that are exchangeable (if and/or when Ex-Sigma gains direct ownership over the shares currently held by Ex-Sigma 2) into 47,964.30 shares of Common Stock. Shadow Pond directly owns 178,844 shares of Common Stock and owns 342.95 Exchangeable Preferred Interests in Ex-Sigma that are exchangeable (if and/or when Ex-Sigma gains direct ownership over the shares currently held by Ex-Sigma 2) into 207,845.33 shares of Common Stock. Mr. Cogburn directly owns 13,757 shares of Common Stock, has been granted 111,000 stock options and 74,000 Restricted Stock Units, indirectly owns 110 units in Ex-Sigma and owns 26.38 Exchangeable Preferred Interests in Ex-Sigma that are exchangeable (if and/or when Ex-Sigma gains direct ownership over the shares currently held by Ex-Sigma 2) into 15,988.10 shares of Common Stock. Mr. Kanwar Chadha directly owns 13,757 shares of Common Stock and owns 26.38 Exchangeable Preferred Interests in Ex-Sigma that are exchangeable (if and/or when Ex-Sigma gains direct ownership over the shares currently held by Ex-Sigma 2) into 15,988.10 shares of Common Stock. Mr. Rametra directly owns 412,716 shares of Common Stock and owns 791.41 Exchangeable Preferred Interests in Ex-Sigma that are exchangeable (if and/or when Ex-Sigma gains direct ownership over the shares currently held by Ex-Sigma 2) into 479,643.06 shares of Common Stock.

Percentages in this Schedule 13D for Mr. Cogburn are calculated based on the quotient obtained by dividing (i) the aggregate number of shares of Common Stock (x) beneficially owned by Mr. Cogburn, (y) issuable upon the exercise of options owned by the Reporting Person whether or not such vesting is to occur within 60 days, and (z) issuable upon vesting of Restricted Stock Units owned by the Reporting Person whether or not such vesting is to occur within 60 days, by (ii) the sum of (x) 150,142,955  shares of Common Stock outstanding as of May 8, 2019 as reported in the Issuer’s 10-Q, and (y) the amount set forth in clause (i)(y), and (z).

The Reporting Persons are reporting beneficial ownership over the Common Stock issuable upon conversion of the Preferred Stock, vesting of the Restricted Stock Units and exercise of the stock options, even though such conversion, vesting or exercise may not occur within 60 days of the date hereof.  Other than for purposes of this Report, the Reporting Persons expressly disclaim such beneficial ownership, and nothing herein shall be deemed to be an admission by any Reporting Person as to the beneficial ownership of such shares.

(c) Of the 1,637,108 Shares purchased on June 25, 2019 by the Voting Agreement Parties from Ex-Sigma 2, SoNino purchased 247,630 shares of Common Stock, Beigam purchased 247,630 shares of Common Stock, Rifles purchased 82,543 shares of Common Stock, SunRaj purchased 110,058 shares of Common Stock, Pidgin purchased 288,901 shares of Common Stock, Mr. Jonovic purchased 41,272 shares of Common Stock, Shadow Pond purchased 178,844 shares of Common Stock, Mr. Cogburn purchased 13,757 shares of Common Stock, Mr. Kanwar Chadha purchased 13,757 shares of Common Stock and Mr. Rametra purchased 412,716 shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into a Joint Filing Agreement, attached hereto as Exhibit 99.1 and incorporated by reference herein, with respect to the joint filing of this Schedule 13D and any amendments thereto.

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1: Amended and Restated Joint Filing Agreement

CUSIP No. 30162V102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Fifth Amendment is true, complete and correct.

Dated: July 5, 2019

HANDSON GLOBAL MANAGEMENT, LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

HOVS LLC

By:	/s/ Jim Reynolds
Name: Jim Reynolds
Title: Manager

HANDSON FUND 4 I LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

HOV CAPITAL III LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

HOV SERVICES LTD

By:	/s/ Vik Negi
Name: Vik Negi
Title: Director

ADESI 234 LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

HOF 2 LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

EX-SIGMA 2 LLC

By:	/s/ Jim Reynolds
Name: Jim Reynolds
Title: President

EX-SIGMA LLC

By:	/s/ Jim Reynolds
Name: Jim Reynolds
Title: President

/s/ Par Chadha
Par Chadha

HANDSON 3, LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

SONINO LLC

By:	/s/ Jim Reynolds
Name: Jim Reynolds
Title: Manager

BEIGAM TRUST

By:	/s/ Sarah Jonovic
Name: Sarah Jonovic
Title: Trustee

RIFLES TRUST

By:	/s/ Ajit Singh Chadha
Name: Ajit Singh Chadha
Title: Trustee

SUNRAJ LLC

By:	/s/ Sunil Rajadhyksha
Name: Sunil Rajadhyksha
Title: Manager

/s/ Andrej Jonovic
Andrej Jonovic

SHADOW POND LLC

By:	/s/ Vik Negi
Name: Vik Negi
Title: Manager

/s/ Ron Cogburn
Ron Cogburn

/s/ Kanwar Chadha
Kanwar Chadha

/s/ Surinder Rametra
Surinder Rametra

PIDGIN ASSOCIATES LLC

By:	/s/ Xin Cheng
Name: Xin Cheng
Title: Manager

SCHEDULE A

PART I

Set forth below is the name and present principal occupation of (i) each Member and Managing Director of each limited liability company Reporting Person, (ii) each executive officer and director of HOV Services and (iii) each trustee of a trust Reporting Person.  The business address for each of such persons is 8550 West Desert Inn Road, Suite 102-452, Las Vegas, Nevada 89117.  All the directors and executive officers listed on this Schedule A are United States citizens except as otherwise noted below.

HOVS LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH THE REPORTING PERSON AND POSITIONS WITH AFFILIATES OF THE REPORTING PERSON
Jim Reynolds	Manager, HOVS LLC; Manager, Ex-Sigma LLC

HANDSON FUND 4 I LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH THE REPORTING PERSON AND POSITIONS WITH AFFILIATES OF THE REPORTING PERSON
Par Chadha	Manager, HandsOn Fund 4 I LLC; Chairman, Ex-Sigma LLC; Manager, HOV Capital III LLC, Manager, Adesi 234 LLC, Manager, HOF 2 LLC

HOV CAPITAL III LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH THE REPORTING PERSON AND POSITIONS WITH AFFILIATES OF THE REPORTING PERSON
Par Chadha	Manager, HandsOn Fund 4 I LLC; Chairman, Ex-Sigma LLC; Manager, HOV Capital III LLC, Manager, Adesi 234 LLC, Manager, HOF 2 LLC

HOV SERVICES LTD

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH THE REPORTING PERSON AND POSITIONS WITH AFFILIATES OF THE REPORTING PERSON
Vikram Negi	Director, HOV Services LTD; Manager, Shadow Pond LLC
Baldev Gupta	Director, HOV Services LTD
Harish Bhasin	Director, HOV Services LTD
Lakshmi Kumar	Director, HOV Services LTD
Sunil Rajadhyaksha	Director, HOV Services LTD; Manager, SunRaj LLC
Surinder Rametra	Officer, HOV Services LTD
Bhuvanesh Sharma	Officer, HOV Services LTD
Nilesh Bafna	Officer, HOV Services LTD

ADESI 234 LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH THE REPORTING PERSON AND POSITIONS WITH AFFILIATES OF THE REPORTING PERSON
Par Chadha	Manager, HandsOn Fund 4 I LLC; Chairman, Ex-Sigma LLC; Manager, HOV Capital III LLC, Manager, Adesi 234 LLC, Manager, HOF 2 LLC

HOF 2 LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH THE REPORTING PERSON AND POSITIONS WITH AFFILIATES OF THE REPORTING PERSON
Par Chadha	Manager, HandsOn Fund 4 I LLC; Chairman, Ex-Sigma LLC; Manager, HOV Capital III LLC, Manager, Adesi 234 LLC, Manager, HOF 2 LLC

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EX-SIGMA 2 LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH THE REPORTING PERSON AND POSITIONS WITH AFFILIATES OF THE REPORTING PERSON
Ex-Sigma LLC	Manager

EX-SIGMA LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH THE REPORTING PERSON AND POSITIONS WITH AFFILIATES OF THE REPORTING PERSON
Par Chadha	Manager, HandsOn Fund 4 I LLC; Chairman, Ex-Sigma LLC; Manager, HOV Capital III LLC, Manager, Adesi 234 LLC, Manager, HOF 2 LLC
James Reynolds	Manager, HOVS LLC; Manager, Ex-Sigma LLC

HANDSON GLOBAL MANAGEMENT LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH THE REPORTING PERSON AND POSITIONS WITH AFFILIATES OF THE REPORTING PERSON
HOV Capital III	Manager

SONINO LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH THE REPORTING PERSON AND POSITIONS WITH AFFILIATES OF THE REPORTING PERSON
Jim Reynolds	Manager

BEIGAM TRUST

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH THE REPORTING PERSON AND POSITIONS WITH AFFILIATES OF THE REPORTING PERSON
Sarah Jonovic	Trustee

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RIFLES TRUST

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH THE REPORTING PERSON AND POSITIONS WITH AFFILIATES OF THE REPORTING PERSON
Anit Singh Chadha	Trustee

SUNRAJ LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH THE REPORTING PERSON AND POSITIONS WITH AFFILIATES OF THE REPORTING PERSON
Sunil Rajadhyaksha	Director, HOV Services LTD; Manager, SunRaj LLC

PIDGIN ASSOCIATES LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH THE REPORTING PERSON AND POSITIONS WITH AFFILIATES OF THE REPORTING PERSON
Xin Cheng	Manager, Pidgin Associates LLC

SHADOW POND LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH THE REPORTING PERSON AND POSITIONS WITH AFFILIATES OF THE REPORTING PERSON
Vikram Negi	Director, HOV Services LTD; Manager, Shadow Pond LLC

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PART II

In addition to Mr. Chadha, the following persons listed on Schedule A, Part I beneficially own the following shares:

Mr. James Reynolds — On June 25, 2019, he purchased 247,630 Shares for $408,589, and acquired approximately $475,000 principal amount of exchangeable preferred interests of Ex-Sigma.  Mr. Reynolds also holds 74,000 RSUs, which will vest on September 1, 2019, and options for 111,000 Shares at an exercise price of $5.98.   Forty percent of the options will vest and become exercisable on August 31, 2020 and the remainder will vest and become exercisable on August 31, 2022.  Mr. Reynolds also holds minority interests in certain of the Amended Reporting Persons.

Mr. Surinder Rametra — On June 25, 2019, he purchased 412,716 Shares for $680,982, and acquired approximately $791,000 principal amount of exchangeable preferred interests of Ex-Sigma.  Mr. Rametra also holds minority interests in certain of the Amended Reporting Persons.

Mr. Vikram Negi — On June 25, 2019, he purchased 178,844 Shares for $295,092, and acquired approximately $343,000 principal amount of exchangeable preferred interests of Ex-Sigma.  Mr. Negi also holds 68,400 RSUs that will vest on September 1, 2019.  Mr. Negi also holds minority interests in certain of the Amended Reporting Persons.

Mr. Sunil Rajadhyaksha — On June 25, 2019, he purchased 110,058 Shares for $181,595, and acquired approximately $211,000 principal amount of exchangeable preferred interests of Ex-Sigma. Mr. Rajadhyaksha also holds minority interests in certain of the Amended Reporting Persons.

Except as set forth in Item 3, there have been no transactions in the class of securities reported on effected during the past sixty days by the persons listed on this Schedule A.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in this Schedule A and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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